082-34639

AGENiX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

07021870

SEC#82-5258

5 March 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 5 March 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

3/19

AGENiX

5 March 2007

AGENIX SELLS HUMAN HEALTH POINT-OF-CARE DIAGNOSTIC PRODUCTS FOR $3.9 MILLION

Agenix has signed an agreement to sell the assets related to the Simplify and SimpliRED (point-of-care) range of Human Health D-dimer diagnostic products to BBI Holdings Plc ("BBI") of Cardiff, UK for $3.9 million.

The sale of the point-of-care products follows the previously announced sale of the Human Health D-dimer laboratory-based products to American Diagnostica Inc. which settled on 28 February 2007.

Agenix and BBI have a long-standing history of cooperation through existing supplier agreements.

The agreement was both signed and completed on Friday 2 March after the market closed, with Agenix receiving an initial payment of $2.7 million at settlement. A further $1.2 million will be received progressively over the next two years once manufacturing transfer obligations are satisfied. There are no additional performance obligations related to this amount.

In addition, Agenix may also receive up to an additional $1.0 million by way of cash or tradable shares plus a 5% royalty on related product sales if BBI exercises an option to acquire additional intellectual property related to the human health products. The option is exercisable solely at the discretion of BBI.

Agenix is also expecting to generate a further $0.8 million in cash through realisation of working capital and a short-term product manufacturing requirement.

Agenix CEO and Managing Director, Mr Neil Leggett, stated "This transaction represents the continuing implementation of Agenix's transformational strategy and we have now completed the rationalisation of the Animal Health and Human Health *in vitro* diagnostic test businesses. We will book profits on disposal of $4.1 million in the second half year to 30 June 2007. "

"We have cash in the bank today of $7.5 million after having paid a $1.3 million deposit for our proposed acquisition of Shanghai Rui Guang Bio-Pharma Development Co., Ltd ("SHRG"), our China bio-pharmaceutical company acquisition. We also have cash receivable of up to a further $6.5 million, or $7.5 million if the option on the point-of-care IP is exercised, from transactions already announced.

Therefore today we have cash and cash receivable of approximately 7 cents per share," he said.

Agenix wholly-owned subsidiary, Agen Biomedical, is focused on the design of the proposed ThromboView® Phase II Pulmonary Embolism ("PE" or blood clot in the lung) trial.

"There has been market disappointment about the failure to negotiate a ThromboView® licensing deal to date. However, the reality is that ThromboView® continues to deliver strong clinical trial results," Mr Leggett said. "Replication in this coming Phase II PE trial of the image quality achieved already in the Phase Ib PE trial would be a significant step forward."

"The proposed investment by Agenix in SHRG also has the potential to generate significant shareholder returns and shareholders will shortly be forwarded information outlining what a great deal this is for them," he added.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

END